UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

KEY ENERGY SERVICES, INC.
(Name of Issuer)
COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)
492914106
(CUSIP Number)
John A. Tisdale, Esq.
General Counsel
ArcLight Capital Partners, LLC
200 Clarendon Street, 55th Floor
Boston, MA 02117
Telephone: (617) 531-6300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS OFS Energy Services, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,807,233 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

13,431,233 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,807,233 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.18%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 to this Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Sale (defined below), 141,425,461 shares of Common Stock of beneficial interest of the Issuer were outstanding.

Page 2 of 10 Pages

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS OFS Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,807,233 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

13,431,233 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,807,233 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.18%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Solely in its capacity as controlling owner of the membership interests of OFS Energy Services, LLC.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 to this Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Sale (defined below), 141,425,461 shares of Common Stock of beneficial interest of the Issuer were outstanding.

Page 3 of 10 Pages

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS OFS Holdings Finance, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,807,233 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

13,431,233 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,807,233 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.18%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Solely in its capacity as controlling owner of the membership interests of OFS Holdings, LLC.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 to this Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Sale (defined below), 141,425,461 shares of Common Stock of beneficial interest of the Issuer were outstanding.

Page 4 of 10 Pages

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS ArcLight Energy Partners Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,807,233 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

13,431,233 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,807,233 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.18%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Solely in its capacity as owner of 100% of the membership interests of OFS Holdings Finance, LLC.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 to this Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Sale (defined below), 141,425,461 shares of Common Stock of beneficial interest of the Issuer were outstanding.

Page 5 of 10 Pages

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS ArcLight PEF GP III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,807,233 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

13,431,233 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,807,233 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.18%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Solely in its capacity as general partner of ArcLight Energy Partners Fund III, L.P.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 to this Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Sale (defined below), 141,425,461 shares of Common Stock of beneficial interest of the Issuer were outstanding.

Page 6 of 10 Pages

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS ArcLight Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,807,233 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

13,431,233 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,807,233 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.18%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Solely in its capacity as investment advisor of ArcLight Energy Partners Fund III, L.P.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 to this Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Sale (defined below), 141,425,461 shares of Common Stock of beneficial interest of the Issuer were outstanding.

Page 7 of 10 Pages

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS ArcLight Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,807,233 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

13,431,233 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,807,233 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.18%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Solely in its capacity as the sole manager of ArcLight Capital Partners, LLC and ArcLight PEF GP III, LLC.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 to this Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Sale (defined below), 141,425,461 shares of Common Stock of beneficial interest of the Issuer were outstanding.

Page 8 of 10 Pages

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS Daniel R. Revers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,807,233 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

13,431,233 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,807,233 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.18%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Solely in his capacity as manager of ArcLight Capital Holdings, LLC, managing partner of ArcLight Capital Partners, LLC and director and chairman of each of OFS Energy Services, LLC and OFS Holdings, LLC.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 to this Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Sale (defined below), 141,425,461 shares of Common Stock of beneficial interest of the Issuer were outstanding.

Page 9 of 10 Pages

CUSIP No.	492914106

1	NAMES OF REPORTING PERSONS Robb E. Turner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,807,233 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

13,431,233 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,807,233 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.18%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Solely in his capacity as manager of ArcLight Capital Holdings, LLC and senior partner of ArcLight Capital Partners, LLC.
** 2,376,000 shares of Common Stock are subject to a one year escrow pursuant to the Purchase and Sale Agreement by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, described more fully in Item 4 to this Schedule 13D.
*** The calculations in this Schedule 13D are based on the Issuer’s advice to the Reporting Persons that, immediately after the Sale (defined below), 141,425,461 shares of Common Stock of beneficial interest of the Issuer were outstanding.

Page 10 of 10 Pages

SCHEDULE 13D
Item 1. Security and Issuer
This Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.10 per share (the “Common Stock”), of Key Energy Services, Inc., a Maryland corporation (the “Issuer” or “Key”). The address of the principal executive offices of the Issuer is 1301 McKinney Street, Suite 1800, Houston, Texas 77010.
Item 2. Identity and Background
(a), (b), (c), and (f). This Schedule 13D is being filed on behalf of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 99.4:
(i) OFS Energy Services, LLC (“OFS Energy”), by virtue of its direct beneficial ownership of the Common Stock. OFS Energy is a Delaware limited liability company. The business of OFS Energy is energy related investments.
(ii) OFS Holdings, LLC (“OFS Holdings”) which may be deemed to have indirect beneficial ownership of such Common Stock by virtue of its ownership of 88.75% of the membership interests of OFS Energy. OFS Holdings is a Delaware limited liability company. The business of OFS Holdings is energy related investments.
(iii) OFS Holdings Finance, LLC (“OFS Finance” and together with OFS Energy and OFS Holdings, the “OFS Entities”) which may be deemed to have indirect beneficial ownership of such Common Stock by virtue of its ownership of 94% of the membership interests of OFS Holdings. OFS Finance is a Delaware limited liability company. The business of OFS Finance is energy related investments.
(iv) ArcLight Energy Partners Fund III, L.P. (“ArcLight Fund III”) which may be deemed to have indirect beneficial ownership of such Common Stock by virtue of its ownership of 100% of the membership interests of OFS Finance. ArcLight Fund III is a Delaware limited partnership. The business of the ArcLight Fund III is energy related investments.
(v) ArcLight PEF GP III, LLC (“ArcLight PEF GP III”) which may be deemed to have indirect beneficial ownership of such Common Stock by virtue of ArcLight PEF GP III being the sole general partner of ArcLight Fund III. ArcLight PEF GP III is a Delaware limited liability company. The business of ArcLight PEF GP III is to be the general partner of the ArcLight Fund III.

(vi) ArcLight Capital Partners, LLC (“ArcLight Capital Partners”, and together with the ArcLight Fund III, ArcLight PEF GP III, and ArcLight Capital Holdings, the “ArcLight Entities”) which may be deemed to have indirect beneficial ownership of such Common Stock by virtue of being the investment advisor of ArcLight Fund III. ArcLight Capital Partners is a Delaware limited liability company. The business of ArcLight Capital Partners is to be the investment advisor of ArcLight Fund III and other affiliated funds.
(vii) ArcLight Capital Holdings, LLC (“ArcLight Capital Holdings”) which may be deemed to have indirect beneficial ownership of such Common Stock by virtue of ArcLight Capital Holdings being the sole manager of ArcLight PEF GP III and ArcLight Capital Partners, LLC. ArcLight Capital Holdings is a Delaware limited liability company. The business of ArcLight Capital Holdings is to be the manager of ArcLight PEF GP III and other affiliated general partners.
(viii) Daniel R. Revers (“Mr. Revers”) may be deemed to have indirect beneficial ownership of such Common Stock by virtue of being the manager of ArcLight Capital Holdings, Managing Partner of ArcLight Capital Partners and director and Chairman of each of the OFS Entities. The principal business occupation of Mr. Revers is to serve as manager of ArcLight Capital Holdings and Managing Partner of ArcLight Capital Partners. Mr. Revers is a citizen of the United States.
(ix) Robb E. Turner (“Mr. Turner”) may be deemed to have indirect beneficial ownership of such Common Stock by virtue of being the manager of ArcLight Capital Holdings and Senior Partner of ArcLight Capital Partners. The principal business occupation of Mr. Turner is to serve as manager of ArcLight Capital Holdings and Senior Partner of ArcLight Capital Partners. Mr. Turner is a citizen of the United States.
The address of the principal business and principal offices of each of the OFS Entities, the ArcLight Entities, and Mr. Revers is 200 Clarendon Street, 55th Floor, Boston, MA 02117. The address of the principal business and principal office of Mr. Turner is 152 West 57th Street, 53rd Floor, New York, NY 10019.
The name, citizenship, present principal occupation and employment address of each director and executive officer of certain of the Reporting Persons are set forth in Schedule A attached hereto, which is hereby incorporated herein by reference.
(d), (e): During the past five years, none of the Reporting Persons nor any manager, director or executive officer of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
As more fully described in Item 4 below, and incorporated by reference into this Item 3, on October 1, 2010, certain of the Reporting Persons, acquired an aggregate of 15,807,233 shares of Common Stock, pursuant to the consummation of the transactions contemplated by the Purchase and Sale Agreement (as defined below). The transactions contemplated by the Purchase and Sale Agreement did not require the payment of any cash consideration by the Reporting Persons to acquire the Common Stock.
Item 4. Purpose of Transaction
On July 23, 2010, the Issuer, Key Energy Services, LLC (“Key Texas”, and together with the Issuer, the “Buyers”), OFS Energy and OFS Holdings (OFS Energy and OFS Holdings, herein referred to as the “Sellers”) entered into the Purchase and Sale Agreement (the “Purchase and Sale Agreement”). On October 1, 2010, but effective as of September 30, 2010 (the “Closing Date”), the Buyers purchased from the OFS Entities and the OFS Entities sold to the Buyers the equity interests (the “Equity Interests”) in Davis Energy Services, LLC, a Delaware limited liability company, Swan Energy Services, LLC, a Delaware limited liability company, and QCP Energy Services, LLC, a Delaware limited liability company, together with certain assets related to the business of the foregoing (the “Business Assets” and together with the Equity Interests, the “Assets”), pursuant to the Purchase and Sale Agreement (the “Sale”). As consideration for the Assets, Sellers received $75,775,442 in cash consideration and OFS Energy received an aggregate of 15,807,233 shares of Common Stock (the “Consideration Shares”), which are presently directly owned by OFS Energy.
The Reporting Persons intend to influence the Issuer’s management through their equity ownership in the Issuer, their rights contained in the Purchase and Sale Agreement and possibly other appropriate means, including as a director of the Issuer.
Holdback Shares
At the effective time of the Sale, the Buyers will retain one or more certificates registered in the name of OFS Energy representing 2,376,000 shares of Common Stock (the “Holdback Shares”) to secure the indemnification obligations of the Sellers under the Purchase and Sale Agreement. The Holdback Shares may be used by the Buyers to satisfy any amounts that are payable to the Buyers (or the qualifying indemnified parties) pursuant to the Purchase and Sale Agreement and which have not otherwise been satisfied by Sellers. On the one-year anniversary of the Closing Date, any remaining Holdback Shares, less a number of Holdback Shares that equals the sum of (A) the number of Holdback Shares that have been used to satisfy any amounts that are payable to the Buyers (or the qualifying indemnified parties) pursuant to the Purchase and Sale Agreement plus (B) a number of Holdback Shares with a value equal to any then pending unresolved claims under the Purchase and Sale Agreement, shall be delivered to OFS Energy. Any Holdback Shares retained by Buyers following the one year anniversary of the Closing Date pursuant to the provisions of the immediately preceding sentence will be retained until there are no pending unresolved matters under the Purchase and Sale Agreement, and thereafter, any Holdback Shares that have not been used to satisfy any amounts that are payable to the Buyers (or the qualifying indemnified parties) pursuant to the Purchase and Sale Agreement shall be promptly delivered to OFS Energy.

Issuer Board of Directors
In connection with the negotiation, consideration and approval of the Purchase and Sale Agreement, the board of directors of the Issuer (the “Key Board”) agreed to expand the Issuer’s board of directors by one member immediately following the Closing Date and appoint a nominee designated by OFS Energy to fill such newly created directorship. Such nominee will serve as a director with a term expiring at the 2012 Annual Meeting of Stockholders of the Issuer. The Corporate Governance and Nominating Committee of the Key Board has recommended to the Key Board, and the Key Board has approved such recommendation, that Carter Ward be appointed to the newly created directorship immediately following the Closing Date. If Carter Ward resigns or is otherwise unable to serve as a director at any time prior to the 2012 Annual Meeting of Shareholders of Key, and at that time Arclight Fund III beneficially owns Common Stock representing at least 5% of the issued and outstanding shares of Common Stock, OFS Energy will have the right to designate a nominee to be appointed by the Key Board to fill such vacancy; provided that at all times such director shall meet the definition of “independent director” as set forth in the marketplace rules of the New York Stock Exchange and shall satisfy Key’s corporate governance and other policies that are related to the nomination and service of directors, including its Selection Process for New Director Candidates, Code of Business Conduct for Directors and Ethics, and Affiliate Transaction Policy. The Corporate Governance and Nominating Committee of the Key Board has determined that as of the Closing Date, Carter Ward was an “independent director” under the standard described above.
Transfer Restrictions
Pursuant to the Purchase and Sale Agreement, OFS Energy and any permitted transferees will be subject to certain restrictions on their ability to transfer shares of the Issuer as follows:
•	no transfers will be permitted for 180 days following the Closing Date (the “Lock-Up Period”);

•
upon the expiration of the Lock-Up Period, the holders of the Consideration Shares may sell or dispose of their Consideration Shares only in accordance with the terms of the Purchase and Sale Agreement and pursuant to (A) a registration statement covering Consideration Shares, (B) in accordance with Rule 144 (or any similar provision then in force under applicable securities laws) of the Securities Act of 1933, as amended (the “Securities Act”), (C) as permitted under the Securities Act and other applicable federal or state securities laws or (D) pursuant to an underwritten offering.

Registration Rights
Pursuant to the Purchase and Sale Agreement, the Issuer agreed to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 covering the Consideration Shares and use all commercially reasonable efforts to cause such registration statement to be declared effective as soon as practical thereafter under the Securities Act, in addition to providing “piggyback” registration rights to holders of the Consideration Shares, in each case, subject to certain limitations and conditions.

Except as set forth in this Schedule 13D (including the exhibits incorporated by reference herein), neither the Reporting Persons nor, to their knowledge, any of their respective executive officers or directors, have any present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(d). Each of the Reporting Persons expects to evaluate on a continuing basis its investment in the Issuer and may from time to time acquire or dispose of additional shares of Common Stock or other securities of the Issuer. Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer’s securities; (ii) subsequent developments concerning the Issuer’s business and prospects and the industry in which the Issuer operates; (iii) the applicable Reporting Person’s general investment policy; (iv) other investment and business opportunities available to the applicable Reporting Person; (v) general market and economic conditions; (vi) tax considerations and (vii) such other factors as the applicable Reporting Person may consider relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement.
Anticipated Permitted Transfers
The shares of Key Common Stock covered by this statement were acquired for and are being held for investment purposes. Following the Closing Date, OFS Energy expects to transfer a portion of the Consideration Shares to the members of OFS Energy, the members of OFS Holdings and certain current and former employees of OFS Energy and OFS Holdings (the “Permitted Transferees”). The Permitted Transferees will be subject to the Lock-Up Period and all other transfer restrictions as provided in the Purchase and Sale Agreement. OFS Energy anticipates that following any expected transfers to the Permitted Transferees, OFS Energy will remain a beneficial owner of Key Common Stock.
Depending upon a continuing assessment and upon future developments, the Reporting Persons may determine, from time to time or at any time, to purchase additional shares of the Issuer or to sell or otherwise dispose of some of the shares. Other than as described herein, or in connection with Mr. Ward’s role on the Board of Directors of the Issuer, the Reporting Persons have no plans which relate to or would result in:
(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(c) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(d) Any material change in the present capitalization or dividend policy of the Issuer;
(e) Any other material change in the Issuer’s business or corporate structure;
(f) Changes in the Issuer’s corporate charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(i) Any action similar to any of those enumerated above.
The description of the Purchase and Sale Agreement and provisions of such agreement included in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Purchase and Sale Agreement, a copy of which is included as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
(a) As of October 1, 2010, the Reporting Persons beneficially own an aggregate of 15,807,233 shares of Common Stock. The percentages set forth in this Item 5 are calculated based upon the number of shares of Common Stock outstanding as of October 1, 2010 based on the Issuer’s advice to the Reporting Persons.
The Common Stock of the Reporting Persons are directly held by OFS Energy. OFS Holdings owns 88.75% of the membership interests of OFS Energy and, as a result, may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) the shares of Common Stock that are beneficially owned by OFS Energy. OFS Finance owns 94% of the membership interests of OFS Holdings and, as a result, may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) the shares of Common Stock that are beneficially owned by OFS Energy. ArcLight Fund III owns 100% of the membership interests of OFS Finance and, as a result, may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) the shares of Common Stock that are beneficially owned by OFS Energy. ArcLight PEF GP III is the sole general partner of ArcLight Fund III and, as a result, may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) the shares of Common Stock that are beneficially owned by OFS Energy. ArcLight Capital Holdings is the sole manager of ArcLight PEF GP III and, as a result, may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) the shares of Common Stock that are beneficially owned by OFS Energy. ArcLight Capital Partners is the investment advisor of ArcLight Fund III and, as a result, may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) the shares of Common Stock that are beneficially owned by OFS Energy. Mr. Revers the manager of ArcLight Capital Holdings, Managing Partner of ArcLight Capital Partners and director and chairman of each of the OFS Entities and, as a result, may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) the shares of Common Stock that are beneficially owned by OFS Energy. Mr. Turner is the manager of ArcLight Capital Holdings and senior partner of ArcLight Capital Partners and, as a result, may be deemed to indirectly beneficially own (solely for the purposes of Rule 13d-3 under the Act) the shares of Common Stock that are beneficially owned by OFS Energy. Accordingly, the Reporting Persons beneficially own in the aggregate 15,807,233 shares of Common Stock, representing approximately 11.18% of the outstanding Common Stock of the Issuer.
(b) Each of the Reporting Persons may be deemed to share the power to vote or direct the vote of 15,708,233 shares of Common Stock and to dispose or to direct the disposition of the 13,431,233 shares of Common Stock held by OFS Energy that each of the other Reporting Persons may be deemed to beneficially own.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any persons identified in Item 2, during the past 60 days.
(d) Except as described in this Schedule 13D, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.
(e) Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The responses to Item 4 are incorporated herein by reference. The Reporting Person have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, other than the following:
(a) The OFS Energy Services, LLC Transaction Bonus Plan, which is filed as Exhibit 99.2.
(b) The OFS Holdings, LLC Amended and Restated Participation Incentive Plan, which is filed as Exhibit 99.3.
Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits

Exhibit 99.1:	Purchase and Sale Agreement, entered into as of July 23, 2010, by and among Key Energy Services, LLC, Key Energy Services, Inc., OFS Holdings, LLC and OFS Energy Services, LLC, as amended by Amendment No. 1 to Purchase and Sale Agreement, dated as of August 27, 2010, and as further amended by Amendment No. 2 to Purchase and Sale Agreement, dated as of September 30, 2010.

Exhibit 99.2	OFS Energy Services, LLC Transaction Bonus Plan

Exhibit 99.3	OFS Holdings, LLC Amended and Restated Participation Incentive Plan

Exhibit 99.4	Joint Filing Agreement, dated October 8, 2010, among the Reporting Persons.
There are no other written agreements, contracts, arrangements, understandings, plans or proposals within the category of those described in Item 7 of the General Instructions to Schedule 13D under the Act.
* * *
Each of the undersigned is responsible for the accuracy and completeness of the information in this Schedule 13D concerning himself or itself, and is not responsible for the accuracy or completeness of the information in this Schedule 13D concerning any other signatories.

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: October 8, 2010.

OFS Energy Services, LLC
By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Chairman

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: October 8, 2010.

OFS Holdings, LLC
By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Chairman

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: October 8, 2010.

OFS Holdings Finance, LLC
By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: October 8, 2010.

ArcLight Energy Partners Fund III, L.P.
By:	ArcLight PEF GP III, LLC, the sole general partner

By:	ArcLight Capital Holdings, LLC, the sole manager

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Manager

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: October 8, 2010.

ArcLight PEF GP III, LLC
By:	ArcLight Capital Holdings, LLC, the sole manager

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Manager

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: October 8, 2010.

ArcLight Capital Holdings, LLC
By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Managing Partner

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: October 8, 2010.

ArcLight Capital Partners, LLC
By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Managing Partner

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: October 8, 2010.

/s/ Daniel R. Revers
Daniel R. Revers

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: October 8, 2010.

/s/ Robb E. Turner
Robb E. Turner

SCHEDULE A
OFS Energy Services, LLC

Name	Position with Company	Principal Occupation	Citizenship
Daniel R. Revers	Director, Chairman	Managing Partner Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Matthew J.K. Runkle	Director, President	Vice President Arclight Capital Partners, LLC 152 West 57th Street, 53rd Floor New York, NY 10019	United States

Andrew Kapp	Vice President	Vice President Arclight Capital Partners, LLC 152 West 57th Street, 53rd Floor New York, NY 10019	United States

Mark Tarini	Director, Vice President	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Thomas J. Teich, Jr.	Vice President	Vice President Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

John A. Tisdale	Secretary	Managing Director — General Counsel Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Joseph A. Sutton	Director	Chief Executive Officer Sutton Ventures Group, LLC 1100 Louisiana Street, Suite 5050 Houston TX 77002	United States

Jim L. Davis	Director	Vice President Fluid Management Services Key Energy Services, Inc. 2495 N. Highway 385 Andrews, TX 79714	United States

Ken R. Swan	Director	President Swan PC LP 518 U.S. Highway 281N Jacksboro, TX 76458	United States

Tim Allen	Director	Vice President Key Energy Services, Inc. 6310 Elysian Fields Rd. Marshall, TX 75672	United States

OFS Holdings, LLC

Name	Position with Company	Principal Occupation	Citizenship
Daniel R. Revers	Director, Chairman	Managing Partner Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Matthew J.K. Runkle	Director, President	Vice President Arclight Capital Partners, LLC 152 West 57th Street, 53rd Floor New York, NY 10019	United States

Andrew Kapp	Vice President	Vice President Arclight Capital Partners, LLC 152 West 57th Street, 53rd Floor New York, NY 10019	United States

Mark Tarini	Director, Vice President	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Thomas J. Teich, Jr.	Vice President	Vice President Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

John A. Tisdale	Secretary	Managing Director — General Counsel Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States
OFS Holdings Finance, LLC

Name	Position with Company	Principal Occupation	Citizenship
Daniel R. Revers	Director, Chairman	Managing Partner Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Matthew J.K. Runkle	Director, President	Vice President Arclight Capital Partners, LLC 152 West 57th Street, 53rd Floor New York, NY 10019	United States

Christopher J. Picotte	Vice President	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Name	Position with Company	Principal Occupation	Citizenship
John A. Tisdale	Secretary	Managing Director — General Counsel Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Christine M. Miller	Assistant Secretary	Associate General Counsel Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States
ArcLight Capital Holdings, LLC

Name	Position with Company	Principal Occupation	Citizenship
Daniel R. Revers	Managing Partner	Managing Partner Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Robb E. Turner	Senior Partner	Senior Partner Arclight Capital Partners, LLC 152 West 57th Street, 53rd Floor New York, NY 10019	United States

Kevin M. Crosby	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Thomas G. Kilgore	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Robert S. McGaughey	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Laurence E. Molke	Managing Director	Managing Director Arclight Capital Partners, LLC 78 Pall Mall London SW1Y 5ES	United States

Christopher J. Picotte	Managing Director	Managing Director Arclight Capital Partners, LLC 78 Pall Mall London SW1Y 5ES	United States

Mark Tarini	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Name	Position with Company	Principal Occupation	Citizenship
John A. Tisdale	Managing Director — General Counsel	Managing Director — General Counsel Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Robert M. Trevisani	Managing Director — Senior Controller	Managing Director — Senior Controller Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Carter A. Ward	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Patricia R. Winton	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States
ArcLight Capital Partners, LLC

Name	Position with Company	Principal Occupation	Citizenship
Daniel R. Revers	Managing Partner	Managing Partner Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Robb E. Turner	Senior Partner	Senior Partner Arclight Capital Partners, LLC 152 West 57th Street, 53rd Floor New York, NY 10019	United States

Kevin M. Crosby	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Thomas G. Kilgore	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Robert S. McGaughey	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Name	Position with Company	Principal Occupation	Citizenship
Laurence E. Molke	Managing Director	Managing Director Arclight Capital Partners, LLC 78 Pall Mall London SW1Y 5ES	United States

Christopher J. Picotte	Managing Director	Managing Director Arclight Capital Partners, LLC 78 Pall Mall London SW1Y 5ES	United States

Mark Tarini	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

John A. Tisdale	Managing Director — General Counsel	Managing Director — General Counsel Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Robert M. Trevisani	Managing Director — Senior Controller	Managing Director — Senior Controller Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Carter A. Ward	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States

Patricia R. Winton	Managing Director	Managing Director Arclight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117	United States